FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

October 30, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system “EMISNET”

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on April 21, 2009 and at the general meetings of shareholders on April 29, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of “Circular Unica de Emisoras” issued by the National Banking and Securities Commission, Telmex Internacional on October 30, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.8,870,142.00 and 18,300 class "A" shares of Telmex Internacional at an aggregate price of P.159,210.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

October 29, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system “EMISNET”

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on April 21, 2009 and at the general meetings of shareholders on April 29, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of “Circular Unica de Emisoras” issued by the National Banking and Securities Commission, Telmex Internacional on October 29, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.8,997,174.00 and 20,000 class "A" shares of Telmex Internacional at an aggregate price of P.174,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

October 28, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system “EMISNET”

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on April 21, 2009 and at the general meetings of shareholders on April 29, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of “Circular Unica de Emisoras” issued by the National Banking and Securities Commission, Telmex Internacional on October 28, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.8,668,681.00 and 20,000 class "A" shares of Telmex Internacional at an aggregate price of P.174,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

October 27, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system “EMISNET”

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on April 21, 2009 and at the general meetings of shareholders on April 29, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of “Circular Unica de Emisoras” issued by the National Banking and Securities Commission, Telmex Internacional on October 27, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.8,818,129.00 and 2,000 class "A" shares of Telmex Internacional at an aggregate price of P.17,400.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

October 26, 2009

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system “EMISNET”

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on April 21, 2009 and at the general meetings of shareholders on April 29, 2009, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of “Circular Unica de Emisoras” issued by the National Banking and Securities Commission, Telmex Internacional on October 26, 2009 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.8,977,509.00 and 8,000 class "A" shares of Telmex Internacional at an aggregate price of P.72,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Buyback from October 26 to October 30, 2009.